(A development stage company)

FIRST QUARTER REPORT

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2008

Unaudited (prepared by management)

Stated in Canadian dollars

Notice to Reader

These interim financial statements of Miranda Gold Corp. have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.  In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its external auditors have not reviewed these interim financial statements, notes to financial statements and the related quarterly Management Discussion and Analysis.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2008

The following discussion is management’s assessment and analysis of the results of operations and financial conditions (“MD&A”) of Miranda Gold Corp. (the “Company” or “Miranda”) and should be read in conjunction with the accompanying unaudited interim financial statements and related notes thereto for the three months ended November 30, 2008 and with the audited financial statements for the years ended August 31, 2008 and 2007 all of which are available at the SEDAR website at www.sedar.com.

The financial information in this MD&A is derived from the Company’s financial statements prepared in accordance with Canadian generally accepted accounting principles and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

Containing information as of January 26, 2009 except as indicated.

Forward looking statements

This MD&A contains certain forward-looking statements related to, among other things, expected future events, future spending levels and the future financial and operating results of the Company.  Forward-looking statements are encouraged to enhance communication but are subject to inherent risks and uncertainties including but not limited to, market and general economic conditions, changes arising as drilling results are received, changes in regulatory environments affecting the Company and the availability and terms of subsequent financings.  Other risks and uncertainties are detailed below.  Consequently, actual results and events may differ materially from those included in, contemplated or implied by such forward looking statements for a wide variety of reasons.

Overall Performance

Description of Business and Overview of Projects

Miranda is in the natural resource sector engaged in the acquisition, exploration and, given the proper situation, development of mineral properties.  The Company’s primary focus is on gold exploration. The Company has varying interests in a number of mineral properties, mostly located in Nevada, and is dominantly, but not exclusively, focused on the Cortez Trend.

The majority of the Company’s exploration projects are in Nevada, one project is in Utah and the Company is intending to acquire projects in Mexico.  The Nevada projects include the Redlich project located in Esmeralda County; the Red Canyon, Fuse (East and West), Red Hill, Coal Canyon, BPV, CONO, and DAME projects located in Eureka County; the Horse Mountain project located in Lander County; the Iron Point and PPM projects located in Humboldt County; and the Angel Wings and recently acquired PQ projects located in Elko County. The Lookout property is in Tooele County, Utah.

The Company continues to develop exploration models that define favorable areas or potential locations of large sediment-hosted gold systems based on a geologic understanding of recent developments on the Cortez Trend.  Complementing Miranda's efforts to identify direct extensions of the Cortez Trend southeast into the Horse Creek Valley-Pine Valley area, the Company is utilizing Geographic Information Systems (GIS) and regional geological, geophysical and geochemical databases to identify other discrete mineral belts that might be as significant as the Cortez Trend.

The Company has built a track record of successful project definition and acquisitions.  The Company shares project risk by joint venturing properties thus providing shareholders exposure to numerous gold exploration projects while at the same time conserving the treasury.

The Company’s MD&A for the year ended August 31, 2008 provided information up to December 15, 2008.

There has been no material news since that date and assays from the drilling at Horse Mountain that was conducted by Newcrest are pending.

During this quarter we have seen a continued decline in share price.  We are, of course, not alone as the equity markets worldwide have seen the worst declines of our lifetimes.  While we know these are painful times for investors we are also aware that these markets are providing opportunities for well capitalized companies. Miranda has a strong balance sheet and as such we are being approached by companies unable to finance their current programs.  Management believes that the number of and quality of opportunities being presented will increase and improve as we move into 2009.  We intend to be very selective and will only consider transactions that fit our business model and that add significantly to our valuation.

One of the reasons that Miranda enjoys a healthy treasury is our utilization of the joint venture business model. This business model tends to lack the excitement of constant news flow and drill results; however, it has proven a safe-guard in times like these. Exploration is a difficult and very high-risk business. The joint venture model was put in place as one of the main building blocks of the Company. It is this building block that has allowed for a fully cashed up treasury of $11 million that could last for the next five to seven years. Miranda’s 2008 annual burn rate was $1.5 million, with partners making expenditures totaling $2 million.

On a final note, let us look at the share price over the last five years. We are currently at a share price equal to that of late 2003. Those who invested at $0.20 in 2003 were able to see a 10 times appreciation on their investments over a two to three year period that reflected the peak of the commodities rally. The difference between then and now is the following:

•

Gold is at ~$800: it was  ~$250 in 2003

•

Miranda Gold’s technical team is one of the best in Nevada; there was no technical team in 2003

•

We now have eight active joint ventures as opposed to none in 2003

•

We have $11 million in the treasury as opposed to several hundred thousand in 2003

We will continue to work hard in 2009 with the hope of providing the type of gains we have achieved in the past.  The company, in terms of share structure, treasury and team, was built to survive the cyclical nature of the commodity markets and we plan to outlast this downturn.

Miranda Gold Corp.

Management Discussion and Analysis for the three months ended November 30, 2008

Containing information as at January 26, 2009

Results of Operations for the three months ended November 30, 2008 and 2007

The Company incurred a net loss of $535,907 in the three months ended November 30, 2008 (2007 - $1,119,934).

Expenses for the three months ended November 30, 2008 were $642,750 (2007 - $1,348,981). When comparing the expenses on a cash basis by eliminating the non-cash charges for amortization and stock based compensation expense, the cash expenses for the same periods are $523,876 (2007 - $479,683).  The increase for the period ended November 30, 2008 was 9% higher than the three months ended November 30, 2007.

Significant differences between the periods follow:

Investor relations and travel and business promotion combined to $140,490 for the three months ended November 30, 2008 (2007 - $150,450).  The Company’s comprehensive market awareness campaign included attendance at investor conferences in North America and Europe.

Consulting fees and wages and benefits combined to $225,363 for the three months ended November 30, 2008 (2007 - $166,949).  The Company’s President is based in Reno, our Investor Relations Manager is based in Vancouver and the Company has four full time employees based in our exploration office in Elko, Nevada.

Property exploration costs in Nevada and Mexico in the three months ended November 30, 2008 of $129,373 were net of recoveries from funding partners of $145,386 (2007 - $79,863 net of $191,075).  The Company acts as a service contractor to some of the Company’s funding partners on certain properties for which it was paid a management fee of $8,457 in the three months ended November 30, 2008 (2007 - $18,000).

In the period the Company was unsuccessful in finding partners to joint venture and fund the exploration costs of the Ettu project and the Company wrote off $25,925 of mineral property costs.

On December 19, 2008 Barrick notified the Company it has elected to terminate the exploration agreements on the Fuse East and West properties effective on January 5, 2009 and on January 6, 2009 paid the Company US$200,000 in lieu of completing the required work expenditures.

The Company’s projects are at the exploration stage and have not yet generated any revenue from production to date. Net losses have increased over the past four years as a result of administrative costs associated with the increase of activity and the Company acquiring several additional mineral projects.

Readers should refer to the notes to the consolidated financial statements for details regarding all the mineral leases and joint venture agreements for each of the Company’s properties.

Miranda Gold Corp.

Management Discussion and Analysis for the three months ended November 30, 2008

Containing information as at January 26, 2009

Summary of Quarterly Results

The following is a summary of the Company’s financial results for the eight most recently completed quarters:

	Nov 30 2008 $	August 31 2008 $	May 31 2008 $	Feb 29 2008 $	Nov 30 2007 $	August 31 2007 $	May 31 2007 $	Feb 28 2007 $
Revenue	77,214	140,635	129,607	122,566	229,047	283,212	80,175	57,304
Loss for the period	(535,907)	(694,970)	(531,921)	(701,357)	(1,119,934)	(701,667)	(1,063,642)	(704,012)
Basic and diluted loss per share	(0.01)	(0.01)	(0.01)	(0.02)	(0.03)	(0.02)	(0.03)	(0.02)

The effect of a change in accounting policy to expense all exploration expenses instead of capitalizing them was taken in the fourth quarter of fiscal year 2007 and the first three quarters of the 2007 fiscal year has not been restated.

The Company is an exploration company. At this time any issues of seasonality or market fluctuations have no impact.  The Company currently defers its mineral property costs.  The Company expenses its exploration and project investigation and general and administration costs and these amounts are included in the net loss for each quarter. The Company’s treasury, in part, determines the levels of exploration.

Liquidity and Capital Resources

The Company’s primary source of funds since incorporation has been through the issue of its common stock and the exercise of common stock options and common stock share purchase warrants.

The Company applies the joint venture business model to its operations.  Through generative exploration it stakes claims on mineral properties, or acquires the property by way of an option to lease agreement and then seeks a joint venture partner to fund the exploration of the project to earn an interest.  In some agreements the Company receives common stock and/or cash option payments as a portion of the joint venture partner’s cost to earn an interest.

The Company’s revenue from operations to date includes management fees earned from acting as a service contractor to certain exploration funding partners and mineral property option proceeds from properties where all acquisition costs have been recovered.  The Company does not anticipate mining revenues from the sale of mineral production in the foreseeable future. The operations of the Company consist of the exploration and evaluation of mining properties and as such the Company’s financial success will be dependent on the extent to which it can discover new mineral deposits.  The Company anticipates seeking additional equity investment from time to time to fund its activities that cannot be funded through other means.

The Company began the 2009 fiscal year with cash and cash equivalents of $11,272,465.   In the three months ended November 30, 2008 the Company expended $307,143 on operating activities and $5,288 on investing activities to end on November 30, 2008 with $10,904,480 in cash and cash equivalents.  The cash equivalent component is $10,504,117 is invested in Canadian federal government backed treasury bills and term investment certificates guaranteed by the Bank of Montreal.  The Company reported an unrealized capital gain of $55,554 on the treasury bills at November 30, 2008.

At January 26, 2009 the Company had “out-of-the-money” stock options and share purchase warrants outstanding which if the market price of the Company’s stock increases may be exercised and would raise additional cash.

The Company has sufficient cash to meet its obligations as they come due.

Transactions with Related Parties

The Company incurred charges with directors and officers of the Company and companies with common directors and officers as follows:

		Three months ended November 30, 2008	Three months ended November 30, 2007
Ubex Capital Inc. – a company controlled by Dennis Higgs, Director	Management Fees	$nil	$7,500
Golden Oak Corporate Services Ltd. – a company owned by Doris Meyer, Chief Financial Officer	Consulting fees – bookkeeping, accounting, financial reporting services Out-of-pocket reimbursement for Miranda share of office supplies and expenses, telephone, postage and courier	$24,150 $1,061	$21,000 $1,131

These transactions are in the normal course of business and are measured at the exchange amount being the amount of consideration established and agreed to by the related parties.  All contracts may be terminated on 90 days notice by either party.

Additional Disclosure for Venture Issuers without Significant Revenue

The components of exploration costs are described in Schedule 1 to the interim consolidated financial statements for the three months ended November 30, 2008.

Miranda Gold Corp.

Management Discussion and Analysis for the three months ended November 30, 2008

Containing information as at January 26, 2009

Outstanding Share Data as at January 26, 2009

Authorized: an unlimited number of common shares without par value.

	Common Shares Issued and Outstanding	Common Share Purchase Warrants	Stock Options
Balance - November 30, 2008	44,892,010	4,739,750	3,633,750
Warrants expired	-	11,250	-
Balance - January 26, 2009	44,892,010	4,728,500	3,633,750

Financial Instruments

All financial instruments are recorded initially at estimated fair value on the balance sheet and classified into one of five categories: held for trading, held to maturity, available for sale, loans and receivables and other liabilities

Financial Risk Management

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company’s financial instruments consist of cash, amounts receivable, and accounts payable and accrued liabilities.

Financial Instrument Risk Exposure

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes.

Credit Risk

The Company’s only exposure to credit risk is on its bank accounts. Bank accounts are with high credit quality financial institutions.

Liquidity Risk

The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company’s holdings of cash. The Company’s cash is invested in business accounts which are available on demand.

Market Risk

The only significant market risk exposure to which the Company is exposed is interest rate risk. The Company’s bank account earns interest income at variable rates. The fair value of its portfolio is relatively unaffected by changes in short-term interest rates. The Company’s future interest income is exposed to short-term rates.

Exchange Risk

As at November 30, 2008 the majority of the Company’s cash was held in Canada in Canadian Dollars. The Company’s significant operations are carried out in Nevada.  As a result a portion of the Company’s working capital is denominated in United States Dollars and is therefore subject to fluctuation in exchange rates.

At November 30, 2008, the foreign exchange rate of the United States Dollar to the Canadian Dollar was $1.237 and the following assets and liabilities were denominated in United States Dollars:

$US

Cash	77,044
Account receivables	112,756
Advances and prepaid expenses	13,566
Accounts payable and accrued liabilities	(30,723)
Net assets (liabilities)	$ 172,643

The following sensitivity analysis assumes all other variables remain constant and is based on the above net exposures.  A 10% appreciation or depreciation of the United States Dollar against the Canadian Dollar would result in an approximate $21,000 decrease or increase, respectively, in net income and shareholder’s equity.

At November 30, 2008, the Company has the following cash equivalents recognized at fair value:

Held-for-trading Securities	Maturity date	Quantity at cost	Accumulated unrealized gains	Fair Value
Federal Treasury Bills:
Government of Canada Treasury Bill – 2.586%	September 3, 2009	4,499,565	44,918	4,544,483
Government of Canada Treasury Bill – 1.951%	March 19, 2009	1,999,048	6,555	2,005,603
Government of Canada Treasury Bill – 1.638%	January 22, 2009	1,999,950	4,081	2,004,031

		$ 8,498,563	$ 55,554	$ 8,554,117

Risks

Mineral exploration is subject to a high degree of risk, which even a combination of experience, knowledge, and careful evaluation fail to overcome. Exploration activities seldom result in the discovery of a commercially viable mineral resource. Exploration activities are also expensive. The Company will therefore require additional financing to carry on its business and such financing may not be available when it is needed.

Other Information

Additional information relating to the Company is available for viewing on SEDAR at www.sedar.com and at the Company’s web site www.mirandagold.com.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

November 30, 2008

(Unaudited)

These unaudited consolidated financial statements have not been reviewed by the Company’s auditor.

MIRANDA GOLD CORP.

CONSOLIDATED INTERIM BALANCE SHEETS

(Stated in Canadian Dollars)

	November 30	August 31
	2008	2008
	(unaudited)

ASSETS

Current
Cash and cash equivalents	$10,904,480	$11,272,465
Amounts receivable	139,479	6,820
Interest receivable	56,369	234,325
GST receivable	34,437	30,421
Marketable securities (Note 4)	52,963	84,486
Advances and prepaid expenses	53,649	60,707

	11,241,377	11,689,224

Equipment (Note 5)	101,526	115,179
Mineral properties (Note 6)	317,049	342,974
	$11,659,952	$12,147,377

LIABILITIES

Current
Accounts payable and accrued liabilities	$123,981	$143,909

SHAREHOLDERS' EQUITY

Share capital (Note 7)	22,718,993	22,718,993
Contributed surplus (Note 7)	4,627,239	4,527,306
Warrants (Note 7)	1,168,817	1,168,817
Accumulated other comprehensive income (loss)	(2,037)	29,486
Deficit	(16,977,041)	(16,441,134)
	11,535,971	12,003,468
	$11,659,952	$12,147,377
Nature of Operations (Note 1)

Approved on behalf of the Board of Directors:

“Kenneth Cunningham”	“G. Ross McDonald”
Director	Director

See notes to consolidated interim financial statements

MIRANDA GOLD CORP.

CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Stated in Canadian Dollars)

	THREE MONTHS ENDED NOVEMBER 30
	2008	2007
	(unaudited)	(unaudited)

Revenue
Management fees earned	$8,457	$18,000
Mineral property income	-	98,923
Interest	68,757	112,124
	77,214	229,047
Expenses
Amortization	18,941	10,376
Consulting	39,319	21,470
Interest and foreign exchange	(34,533)	20,221
Insurance	8,954	8,237
Investor relations	86,200	102,106
Office rent, telephone, secretarial, sundry	38,127	30,413
Professional fees	7,544	5,073
Management fees (Note 9)	-	7,500
Property exploration costs (Schedule 1)	129,373	79,863
Stock based compensation	99,933	858,922
Travel and business promotion	54,290	48,344
Transfer agent and regulatory fees	8,558	10,977
Wages and benefits (Note 9)	186,044	145,479
	642,750	1,348,981

Loss before the following	(565,536)	(1,119,934)

Write off of mineral properties	(25,925)	-
Unrealized gain on cash and cash equivalents	55,554	-
Net loss for the period	(535,907)	(1,119,934)
Unrealized gain (loss) on marketable securities (Note 4)	(31,523)	44,690
Comprehensive loss for the period	$(567,430)	$(1,075,244)
Basic and diluted loss per share	$(0.01)	$(0.03)
Weighted average number of shares* outstanding	44,892,010	42,929,134

See notes to consolidated interim financial statements

MIRANDA GOLD CORP.

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Stated in Canadian Dollars)

	THREE MONTHS ENDED NOVEMBER 30
	2008	2007
	(unaudited)	(unaudited)

Cash provided by (used in):
Operating activities
Net loss for period	$(535,907)	$(1,119,934)
Items not affecting cash:
Amortization	18,941	10,376
Accrued interest income	177,956	(184,488)
Stock based compensation	99,933	858,922
Write off of mineral properties	25,925	-
Unrealized loss (gain) on cash and cash equivalents	55,554	-
Change in non-cash working capital items:
Amounts receivable	(132,659)	102,229
GST receivable	(4,016)	7,571
Advances and prepaid expenses	7,058	30,114
Accounts payable and accrued liabilities	(19,928)	1,577
	(307,143)	(293,633)

Investing activities
Equipment purchases	(5,288)	(10,554)
Mineral property acquisitions	-	(39,569)
	(5,288)	(50,123)

Financing activities
Issue of share capital	-	5,584,550
Share issue costs	-	(325,647)
	-	5,258,903
Unrealized gain on cash and cash equivalents	(55,554)	-
Increase (decrease) in cash and cash equivalents	(367,985)	4,915,147
Cash and cash equivalents, beginning of period	11,272,465	7,481,150
Cash and cash equivalents, end of period	$10,904,480	$12,396,297

Cash and cash equivalents is comprised of:
Cash	$400,363	$896,297
Short-term deposits	10,504,117	11,500,000
	$10,904,480	$12,396,297

Non-cash investing and financing activities
Fair value of share purchase warrants issued in finder's fee unit	$-	$92,706

See notes to consolidated interim financial statements

MIRANDA GOLD CORP.

CONSOLIDATED INTERIM STATEMENTS OF SHAREHOLDERS’ EQUITY

(Stated in Canadian Dollars)

	Number of Shares	Share capital	Contributed Surplus	Warrants	Accumulated other comprehensive income	Deficit	Total Shareholders' equity
Balance, August 31, 2008	44,892,010	$22,718,993	$ 4,527,306	$1,168,817	$ 29,486	$(16,441,134)	$ 12,003,468

Stock based compensation	-	-	99,933		-	-	99,933
Net loss	-	-	-	-	-	(535,907)	(535,907)
Decrease in unrealized holding gains on marketable securities	-	-	-	-	(31,523)	-	(31,523)

Balance, November 30, 2008	44,892,010	$22,718,993	$ 4,627,239	$1,168,817	$ (2,037)	$(16,977,041)	$ 11,535,971

See notes to consolidated interim financial statements

MIRANDA GOLD CORP.

SCHEDULE 1

PROPERTY EXPLORATION COSTS

(Stated in Canadian Dollars)

Three month period ending November 30, 2008
	Exploration Expenditures	Recoveries from funding partners	Net Exploration Expenditures
Nevada:
Angel Wings	$ 51,920	$ (51,920)	$ -
Coal Canyon	72,060	(72,060)	-
General exploration	13,982	-	13,982
Horse Mountain	3,328	(3,328)	-
Iron Point	440	(440)	-
PPM	1,000	(1,000)	-
Red Canyon	16,638	(16,638)	-
Red Hill	2,732	-	2,732
Redlich	20,937	-	20,937
	183,037	(145,386)	37,651

Mexico:
Property investigation costs	91,722	-	91,722

Property exploration costs	$ 274,759	$ (145,386)	$ 129,373

Three month period ending November 30, 2007
	Exploration Expenditures	Recoveries from funding partners	Net Exploration Expenditures
Nevada:
Angel Wings	$ 129,543	$ (129,543)	$ -
BPV	349	-	349
Coal Canyon	918	-	918
CONO	618	-	618
DAME	19,813	-	19,813
ETTU	239	-	239
General exploration	53,336	-	53,336
Horse Mountain	979	-	979
Iron Point	30,839	(30,839)	-
PPM	16,728	(16,728)	-
Red Canyon	13,965	(13,965)	-
Red Hill	1,260	-	1,260
Redlich	10	-	10
	268,597	(191,075)	77,522
Utah:
Lookout	2,341	-	2,341

Property exploration costs	$ 270,938	$ (191,075)	$ 79,863

See notes to consolidated interim financial statements

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the three months ended November 30, 2008 and November 30, 2007

1.

NATURE OF OPERATIONS

Miranda Gold Corp. (the “Company”) is incorporated in British Columbia, Canada, and is in the business of acquiring and exploring mineral properties in the western United States and Mexico and has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts spent for mineral properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition of the properties. The Company will periodically have to raise additional funds to continue operations and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. To date the Company has not earned significant revenues and is considered a company in the exploration stage. Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

These financial statements have been prepared in accordance with accounting principles applicable to a going concern, which assumes that the Company will realize its assets and discharge its liabilities in the ordinary course of business.  As at November 30, 2008, the Company had an accumulated deficit of $16,977,041 and working capital of $11,117,396.

2.

SIGNIFICANT ACCOUNTING POLICIES

These consolidated interim financial statements for the Company have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  They do not include all of the information and disclosures required by Canadian GAAP for annual financial statements.  In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.   The interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements including the notes thereto for the year ended August 31, 2008 which may be found on www.sedar.com.

3.

FINANCIAL INSTRUMENTS

All financial instruments are recorded initially at estimated fair value on the balance sheet and classified into one of five categories: held for trading, held to maturity, available for sale, loans and receivables and other liabilities

Financial Risk Management

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company’s financial instruments consist of cash, amounts receivable, and accounts payable and accrued liabilities.

Financial Instrument Risk Exposure

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes.

Credit Risk

The Company’s only exposure to credit risk is on its bank accounts. Bank accounts are with high credit quality financial institutions.

Liquidity Risk

The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company’s holdings of cash. The Company’s cash is invested in business accounts which are available on demand.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the three months ended November 30, 2008 and November 30, 2007

3.

FINANCIAL INSTRUMENTS (continued)

Market Risk

The only significant market risk exposure to which the Company is exposed is interest rate risk. The Company’s bank account earns interest income at variable rates. The fair value of its portfolio is relatively unaffected by changes in short-term interest rates. The Company’s future interest income is exposed to short-term rates.

Exchange Risk

As at November 30, 2008 the majority of the Company’s cash was held in Canada in Canadian Dollars. The Company’s significant operations are carried out in Nevada.  As a result a portion of the Company’s working capital is denominated in United States Dollars and is therefore subject to fluctuation in exchange rates.

At November 30, 2008, the foreign exchange rate of the United States Dollar to the Canadian Dollar was $1.237 and the following assets and liabilities were denominated in United States Dollars:

$US

Cash and cash equivalents	77,044
Amounts receivable	112,756
Advances and prepaid expenses	13,566
Accounts payable and accrued liabilities	(30,723)
Net assets (liabilities)	$ 172,643

The following sensitivity analysis assumes all other variables remain constant and is based on the above net exposures.  A 10% appreciation or depreciation of the United States Dollar against the Canadian Dollar would result in an approximate $21,000 decrease or increase, respectively, in net income and shareholder’s equity.

At November 30, 2008, the Company has the following cash equivalents recognized at fair value:

Held-for-trading Securities	Maturity date	Quantity at cost	Accumulated unrealized gains	Fair Value
Federal Treasury Bills:
Government of Canada Treasury Bill – 2.586%	September 3, 2009	4,499,565	44,918	4,544,483
Government of Canada Treasury Bill – 1.951%	March 19, 2009	1,999,048	6,555	2,005,603
Government of Canada Treasury Bill – 1.638%	January 22, 2009	1,999,950	4,081	2,004,031

		$ 8,498,563	$ 55,554	$ 8,554,117

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the three months ended November 30, 2008 and November 30, 2007

4.

MARKETABLE SECURITIES

At November 30, 2008, the Company has the following marketable securities recognized at fair value:

Available-for-sale Securities	Number of Shares	Cost	Accumulated unrealized holding gains (loss)	Fair Value
Publicly traded companies:
Golden Aria Corp.	250,000	$ -	$ 15,463	$ 15,463
Romarco Minerals Inc.	250,000	55,000	(17,500)	37,500
		55,000	(2,037)	52,963
Non-public companies:
White Bear Resources Inc.	200,000	-	-	-
Queensgate Resources Corporation	100,000	-	-	-
		$ 55,000	$ (2,037)	$ 52,963

5.

EQUIPMENT

	November 30, 2008			August 31, 2008
	Cost	Accumulated amortization	Net Book Value	Net Book Value

Computer equipment	$ 111,825	$ (74,238)	$ 37,587	$ 47,836
Furniture and fixtures	17,002	(7,813)	9,189	9,696
Field equipment	142,566	(87,816)	54,750	57,647
	$ 271,393	$ (169,867)	$ 101,526	$ 115,179

6.

MINERAL PROPERTIES

	August 31, 2008	Additions	Recoveries	Write off of interest	November 30, 2008
Nevada:
Redlich	$ 15,500	$ -	$ -	$ -	$ 15,500
BPV	11,325	-	-	-	11,325
CONO	11,325	-	-	-	11,325
Coal Canyon	11,325	-	-	-	11,325
ETTU	25,925	-	-	(25,925)	-
Horse Mountain	39,569	-	-	-	39,569
DAME	72,584	-	-	-	72,584
Iron Point	63,555	-	-	-	63,555
Angel Wings	60,734	-	-	-	60,734
PQ	31,132	-	-	-	31,132

Mineral properties	$ 342,974	$ -	$ -	$ (25,925)	$ 317,049

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the three months ended November 30, 2008 and November 30, 2007

6.

MINERAL PROPERTIES (continued)

Details on the Company’s mineral properties are found in note 7 to the audited consolidated financial statements for the year ended August 31, 2008 and only material differences to those agreements are noted below:

Fuse Property, Eureka County, Nevada

During the year ended August 31, 2004 the Company staked the Fuse East and Fuse West claim group. On September 28 and November 15, 2005 (amended April 25, 2006), the Company entered into exploration agreements with an option to form a joint venture with Barrick.   Barrick elected to terminate the agreements effective on January 5, 2009 and on January 6, 2009 paid the Company US$200,000 in lieu of completing the required work expenditures.

Angel Wings Property, Elko County, Nevada

On May 15, 2007 the Company signed an exploration agreement with option to joint venture with White Bear Resources, Inc.  (“White Bear”) as described in the Company’s audited consolidated financial statements for the year ended August 31, 2008.

On November 17, 2008 the Company loaned White Bear US$22,500 by way of a promissory note.  The principal amount of US$22,500, together with 100,000 common shares of White Bear, will be due and payable within 30 days of White Bear completing its Initial Public Offering.  White Bear paid half of the underlying lease payment of US$45,000 that was due on October 27, 2008 from its cash resources and used the proceeds of the promissory note to pay the other half of the lease payment.

ETTU Property, Eureka County, Nevada

In June, 2004, the Company staked claims in Kobeh Valley called the ETTU claims on the south end of the Eureka – Battle Mountain (Cortez) Gold Trend. The Company allowed the claims to lapse and wrote off $25,925 in acquisition costs in the current fiscal year.

7.

SHARE CAPITAL

a)

Authorized:  An unlimited number of common shares without par value.

b)

Stock Options Outstanding

The Company has a shareholder-approved stock option plan that provides for the reservation for issuance of a fixed number of not more than 7,307,052 options to acquire common shares to its directors, officers, employees and consultants.  Options granted vest as to 25% immediately and 25% each six months thereafter.

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the three months ended November 30, 2008 and November 30, 2007

7.

SHARE CAPITAL (continued)

The continuity for stock options is as follows:

Expiry date	Exercise price	Balance, August 31, 2008	Issued	Exercised	Cancelled	Balance, November 30, 2008
February 9, 2009	$ 0.53	465,000	-	-	-	465,000
February 17, 2010	$ 0.71	973,750	-	-	-	973,750
October 18, 2010	$ 1.18	80,000	-	-	-	80,000
May 31, 2011	$ 0.70	50,000	-	-	-	50,000
April 17, 2011	$ 0.70	425,000	-	-	-	425,000
March 28, 2012	$ 0.70	470,000	-	-	-	470,000
January 31, 2013	$ 0.70	1,170,000	-	-	-	1,170,000
		3,633,750	-	-	-	3,633,750

Weighted average exercise price		$ 0.69	$ -	$ -	$ -	$ 0.69

c)

Stock Based Compensation

During the three months ended November 30, 2008, the Company recorded $99,933 in stock based compensation expense for a series of options vested during the period (2007 - $858,922). The remaining fair value of the series of options granted in fiscal year 2007 and 2008 of $262,783, less forfeitures if any, will be recognized as the options vest in 2008 and 2009.

d)

Share Purchase Warrants

The continuity for share purchase warrants is as follows:

Expiry date	Exercise price	Balance, August 31, 2008	Issued	Exercised	Cancelled	Balance, November 30, 2008
January 23, 2009	$ 0.50	11,250	-	-	-	11,250
October 4, 2009	$ 1.50	4,713,500	-	-	-	4,713,500
January 23, 2010	$ 0.55	15,000	-	-	-	15,000
		4,739,750	-	-	-	4,739,750

Weighted average exercise price		$ 1.49	$ -	$ -	$ -	$ 1.49

8.

MANAGEMENT OF CAPITAL

The Company manages its common shares, stock options and warrants as capital (see Note 7). The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.  The Company does not have any externally imposed capital requirements to which it is subject.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the

Miranda Gold Corp.

Notes to the Consolidated Financial Statements

For the three months ended November 30, 2008 and November 30, 2007

8.

MANAGEMENT OF CAPITAL (continued)

Company may attempt to issue new shares, issue debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

In order to maximize ongoing exploration efforts, the Company does not pay out dividends. The Company’s investment policy is to keep its cash treasury on deposit in an interest bearing Canadian chartered bank account.

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations through its current operating period.

9.

RELATED PARTY TRANSACTIONS

During the three months ended November 30, 2008 and 2007 the Company:

a)

paid $nil (2007 - $7,500) to a company controlled by a common director for management of the Company’s affairs;

b)

paid $1,061 (2007 - $1,131) to directors or companies controlled by common officers or directors for rent, telephone, secretarial, website, internet and office services;

c)

paid $24,150 (2007 - $21,000) to a company controlled by a common officer pursuant to a contract for professional fees;

d)

included in wages and benefits are fees paid to independent directors of $5,143 (2007 - $4,961);

At November 30, 2008 an amount of $18,645 for expenses and director fees owed to officers and directors are included in accounts payable and accrued liabilities (November 30, 2007 - $602). These amounts were settled in the ordinary course of business shortly after the period end.